SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K



(Mark One)

  [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

                        OR

  [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____ to ____.



Commission file number:  000-22973.
                       -------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  CTB, INC. PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     CTB INTERNATIONAL CORP.
                       STATE ROAD 15 NORTH
                          P.O. BOX 2000
                   MILFORD, INDIANA 46542-2000

                      REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements:

     Independent Auditors' Report

     Financial Statements:

          Statements of Net Assets Available for Benefits as of
               December 31, 1999 and 1998

          Statements of Changes in Net Assets Available for
          Benefits for
               the Years Ended December 31, 1999 and 1998

          Notes to Financial Statements

       Supplemental Schedules:

     Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets
          Held for Investment Purposes as of December 31, 1999

     Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of
          Reportable Transactions for the Year Ended
          December 31, 1999

       (Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)


(b)  Exhibits

     23 - Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

CTB, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of CTB, Inc. Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 16, 2000

CTB, INC. PROFIT SHARING PLAN
STATEMENTS  OF  NET  ASSETS AVAILABLE FOR
BENEFITS
DECEMBER 31, 1999 AND 1998
ASSETS                                    1999        1998
INVESTMENTS - At fair value:
  Collective investment funds         $43,577,356  $36,757,496
  U.S. Government securities                         2,272,679
  Common stock                          1,080,643   10,908,290
  Money market fund                     7,040,672    1,787,046
                                      -----------  -----------
           Total investments
                                       51,698,671   51,725,511
RECEIVABLES:
  Interest and dividends                   29,554       43,069
  Employer contributions                   50,933       70,130
  Investment sales                      2,265,916    1,963,658
                                      -----------  -----------

           Total receivables            2,346,403    2,076,857
                                      -----------  -----------

           Total assets                54,045,074   53,802,368
LIABILITIES
ACCOUNTS PAYABLE FOR PENDING
  INVESTMENT PURCHASES                               1,012,301
                                      -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS     $54,045,074  $52,790,067
                                      ===========  ===========
See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
                                             1999        1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest, dividend and other income      $   234,779  $   204,366
   Net appreciation in fair value of
       investments                           4,360,830    7,372,920
  Employer contributions                     1,254,786    1,332,198
  Employee contributions                     1,653,880    1,677,349
  Rollover contributions from other plans       42,173       22,730
                                           -----------  -----------
           Total additions                   7,546,448   10,609,563

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Payments to participants                   6,077,555    3,351,172
  Administrative expenses                      213,886      215,457
                                           -----------  -----------
           Total deductions                  6,291,441    3,566,629
                                           -----------  -----------
NET INCREASE IN PLAN ASSETS                  1,255,007    7,042,934
NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                         52,790,067   45,747,133
                                           -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  End of year                              $54,045,074  $52,790,067
                                           ===========  ===========
See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
1.   DESCRIPTION OF THE PLAN

     The following brief description of the CTB, Inc. Profit
     Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan for all employees over the age of 18 of CTB, Inc. (the "Company"), Sibley Industries, Inc. and STACO, Inc., other than temporary employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974
     ("ERISA").

     ADMINISTRATION - A trustee appointed by the Company maintains a separate fund for the Plan, invests contributions, disburses funds to participants and maintains individual members' accounts to which fund assets are allocated. Plan administrative expenses are paid by the Plan.

     CONTRIBUTIONS - Employees may elect to contribute up to 16% of their total compensation to the Plan on a pretax basis. Additional voluntary employee contributions may be made during the year, but no income tax deduction is allowed to the employee on these contributions. Individual employee contributions cannot exceed certain levels as prescribed by the Internal Revenue Code.

     Upon authorization of the Company's Board of Directors, the Company may make a matching contribution. The Company's matching 401(k) contributions for 1999 and 1998 were 50% of the first 4% of base pay contributed per employee.

     In addition to its matching contributions, the Company may make discretionary contributions based upon the Company's earnings. Company contributions of approximately $932,000 in 1999 and $920,000 in 1998 were made at the discretion of the Company and approved by the Company's Board of Directors.

     Employees must direct their own contributions and the Company's matching and discretionary contributions to any or all of seven funds: a Managed Guaranteed Investment Contract ("Magic") Fund, an Aggressive Equity Fund, a Value Equity Fund, an Equity Index Fund, a Government Bond Fund, a Government Money Market Fund and CTB International Corp. (employer) Stock Fund. Employees may change their investment options quarterly. As of January 1, 2000, the Plan changed certain investment options and allowed for ten instead of seven investment options. This change resulted in the Plan liquidating the Aggressive Equity Fund and the Government Bond Fund into the Government Money Market Fund in December 1999 to provide for reinvestment in the new investment options on January 1, 2000.

     PLAN FUNDING - The Company's discretionary contributions, Plan earnings thereon and forfeitures are allocated to the account of each participant based on the ratio of each participant's compensation to total annual compensation of all participants during the year.

     VESTING - Participants immediately vest in their contributions and actual earnings thereon. Participants vest in their allocated portion of the Company's contributions and related Plan earnings based upon length of service. Such vesting ranges from 20% after three years of service to 100% after seven years of service.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) Company contributions, and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are reallocated to the remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments.

     TERMINATION - The Company expects the Plan to continue indefinitely, but has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan, the interest of all participants will be fully vested.

     TAX STATUS - The Plan has obtained a determination letter, dated May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Investments in collective investment funds are stated at fair value based on closing prices of the net assets of shares held by the Plan at year-end. Other investments are stated at fair market value based upon quoted market prices. Net appreciation (depreciation) on investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1999 and 1998 are as follows:

      DESCRIPTION OF INVESTMENT       1999         1998
Key Trust Company of Indiana, NA:
  Employee Benefit Value Equity Fund  $ 12,440,426  $ 12,111,769
  Employee Benefit Equity Index Fund    13,581,567    11,690,518
  Magic Fund                            17,555,363    12,955,209
  Money Market Fund                      7,040,672     1,787,046

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                            1999         1998
Collective investments      $  4,920,588  $  5,672,592
U.S. Government Securities      (184,604)       57,789
Common Stock                    (375,154)    1,642,542
                            $  4,360,830  $  7,372,920

CTB, INC. PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)--SCHEDULE OF ASSETS HELD
     FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
  Number                                              Fair
 of Units    Description of Investment                Value
----------  -------------------------------------  -----------
            COLLECTIVE INVESTMENT FUNDS

            Key Trust Company of Indiana, N.A.*
    20,930  Employee Benefit Value Equity Fund     $12,440,426
   136,385  Employee Benefit Equity Index Fund      13,581,567
 1,262,022  Magic Fund                              17,555,363
                                                   -----------
            Total collective investment funds       43,577,356
                                                   -----------
            COMMON STOCK

   185,901  CTB International Corp.*                 1,080,643
                                                   -----------
            Total common stock                       1,080,643
                                                   -----------

            MONEY MARKET FUND

            Money Market Fund                        7,040,672
                                                   -----------

            TOTAL ASSETS HELD FOR
               INVESTMENT                          $51,698,671
                                                   ===========


*Party-in-interest

CTB,INC. PROFIT SHARING PLAN
FORM 5500, SCHEDULE  H, PART IV, LINE  4(J)--
  SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
                        PURCHASES                    SALES
                ----------------------  ------------------------
                 NUMBER OF     COST        NUMBER OF                GAIN
DESCRIPTION     TRANSACTIONS             TRANSACTIONS  PROCEEDS    (LOSS)
                                                                     ON
                                                                 SECURITIES
                                                                     SOLD
Employee             1      $3,057,033
  Benefits
  Money Market
  Fund

                           SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    CTB, INC. PROFIT SHARING PLAN

                               By:  CTB, Inc. Profit Sharing
Committee

Date: June 27, 2000
                                      /s/ DON J. STEINHILBER
                                    -------------------------------
                                    Don J. Steinhilber, Member


                                      /s/ MICHAEL J. KISSANE
                                    -------------------------------
                                    Michael J. Kissane, Member



                                      /s/ MARK W. NEAL
                                    ------------------------------
                                    Mark W. Neal, Member


                                      /s/ RICHARD A. VAN PUFFELEN
                                    ------------------------------
                                    Richard A. Van Puffelen, Member